EXHIBIT 12.1

Juniper Networks, Inc.
Statements of Computation of Ratio of Earnings to Fixed Charges
(In millions, except ratios)

	Six Months Ended June 30,	Years Ended December 31,
	2017	2016	2015	2014	2013	2012
Earnings for computation of ratio(*):
Income (loss) before income taxes and before adjustment for noncontrolling interests in consolidated subsidiaries or income from equity investees	$385.8	$827.4	$852.2	$(86.3)	$518.4	$266.0
Plus:
Fixed charges	56.0	109.4	98.5	83.3	76.1	72.0
Amortization of capitalized interest	0.7	1.3	0.8	0.5	0.4	—
Less:
Interest capitalized	—	(0.4)	(2.2)	(2.7)	(1.9)	(7.1)
Total earnings (loss)	$442.5	$937.7	$949.3	$(5.2)	$593.0	$330.9

Fixed charges(*):
Interest expense	$49.3	$95.7	$81.9	$66.0	$58.1	$52.2
Interest capitalized	—	0.4	2.2	2.7	1.9	—
Amortized premiums, discounts, and capitalized expenses relating to indebtedness	1.0	1.9	1.4	0.8	0.3	0.8
Estimate of interest within rental expense	5.7	11.4	13.0	13.8	15.8	19.0
Total fixed charges	$56.0	$109.4	$98.5	$83.3	$76.1	$72.0

Ratio of earnings (loss) to fixed charges	7.9x	8.6x	9.6x	(0.1)x	7.8x	4.6x
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(*)	For this ratio, both "earnings" and “fixed charges” conform to the calculation required by Item 503(d) of Regulation S-K.